Exhibit 99.3

Consolidated financial statements of

QUANTUM eMOTION CORP.

For the years ended December 31, 2024 and 2023

(in Canadian dollars)

QUANTUM eMOTION CORP.

Table of Contents

Page

Independent Auditor’s Report	1 - 3

Consolidated financial statements

Consolidated Statements of Financial Position	4

Consolidated Statements of Loss and Comprehensive Loss	5

Consolidated Statements of Changes in Shareholders’ Equity	6

Consolidated Statements of Cash Flows	7

Notes to the consolidated financial statements	8 - 23

Independent Auditor’s Report

To the Shareholders of

Quantum eMotion Corp.

Opinion

We have audited the consolidated financial statements of Quantum eMotion Corp. (the Company), which comprise the consolidated statement of financial position as at December 31, 2024, and the consolidated statement of loss and comprehensive loss, consolidated statement of changes in shareholders’ equity, and consolidated statement of cash flows for the year then ended, and notes to the financial statements, including a summary of material accounting policies (hereinafter referred to as the “financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2024, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other matter

The financial statements for the year ended December 31, 2023 were audited by another auditor who expressed an unmodified opinion on those statements on May 1, 2024.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined that there are no key audit matters to communicate in our auditor’s report.

MONTRÉAL	TORONTO	CHICAGO

1981 McGill College	181 Bay St., #3510	200 South Wacker Dr., #3100
Montréal QC H3A 0G6	Bay Wellington Tower	Chicago, IL 60606
514.934.3400	Toronto ON M5J 2T3	312.828.0800
416.488.2345

RICHTER.CA

RICHTER BUREAU FAMILIAL | D’AFFAIRES
RICHTER BUSINESS | FAMILY OFFICE

Information Other than the Financial Statements and Auditor’s Report Thereon

Management is responsible for the other information. The other information comprises the information, other than the financial statements and our auditor’s report thereon, in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis of Financial Condition and Operations prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

RICHTER BUREAU FAMILIAL | D’AFFAIRES
RICHTER BUSINESS | FAMILY OFFICE

We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Shawn Rozansky.

Montréal, Québec

April 30, 2025

1CPA auditor, public accountancy permit No. A125745

QUANTUM eMOTION CORP.

Consolidated Statements of Financial Position

As at December 31, 2024 and 2023

(in Canadian dollars)

	Notes	2024	2023
		$	$
Assets
Current assets:
Cash		1,359,406	315,626
Accounts receivable		-	53,850
Taxes receivable		46,677	105,566
Prepaid expenses and other		34,642	53,153
Investments	4	87,335	765,858
		1,528,060	1,294,053

Non-current assets:
Intangible assets	5	329,389	351,696
Total assets		1,857,449	1,645,749

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities		473,254	186,811
Total current liabilities		473,254	186,811

Non-current liabilities:
Loan payable	7	46,352	40,000
Total liabilities		519,606	226,811

Shareholders’ Equity
Share capital	8	15,462,594	13,413,478
Units to be issued	8	8,688	-
Warrants	8	454,877	-
Contributed surplus	8	1,540,107	1,165,145
Deficit		(16,128,423)	(13,159,685)
		1,337,843	1,418,938

Total liabilities and Shareholders’ equity		1,857,449	1,645,749

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Francis Bellido”
Francis Bellido	CEO

“Marc Rousseau”
Marc Rousseau	CFO

QUANTUM eMOTION CORP.

Consolidated Statements of Loss and Comprehensive Loss

As at December 31, 2024 and 2023

(in Canadian dollars)

	Notes	2024	2023
		$	$
Expenses
Research and development	9	709,379	557,108
General and administrative	9	1,644,357	1,142,557
Marketing		183,341	229,008
Share-based payments	8,9	399,843	145,533
Impairment of intangible assets	5	-	350,000
		2,936,920	2,424,206

Other items
Amortization	4	22,307	22,307
Net financial (income) expense	10	9,511	(59,738)
		31,818	(37,431)

Net loss and comprehensive loss		2,968,738	2,386,775

Basic and diluted loss per share		0.020	0.018

Weighted average number of common shares outstanding		148,428,317	135,502,838

See accompanying notes to consolidated financial statements.

QUANTUM eMOTION CORP.

Consolidated Statements of Changes in Shareholders’ Equity

As at December 31, 2024 and 2023

(in Canadian dollars)

	Notes	Number of shares	Number of shares to be issued	Share capital	Units to be issued	Warrants	Contributed surplus	Deficit	Total equity
				$		$	$	$	$
Balance as of December 31, 2023		135,502,838	-	13,413,478		-	1,165,145	(13,159,685)	1,418,938

Units issuance	8	22,500,000	-	891,893	-	608,107	-	-	1,500,000
Units issuance costs	8	-	-	(1,200)	-	-	-	-	(1,200)
Share-based payments	8	-	-	-	-	-	399,843	-	399,843
Exercise of options	8	250,000	-	46,381	-	-	(24,881)	-	21,500
Exercise of warrants	8	6,400,000	50,000	1,112,042	8,688	(153,230)	-	-	967,500
Net loss		-	-	-	-	-	-	(2,968,738)	(2,968,738)
Balance as of December 31, 2024		164,652,838	50,000	15,462,594	8,688	454,877	1,540,107	(16,128,423)	1,337,843

Balance as of December 31, 2022		135,502,838	-	13,413,478	-	-	1,019,612	(10,772,910)	3,660,180

Share-based payments	8	-	-	-	-	-	145,533	-	145,533
Net loss		-	-	-	-	-	-	(2,386,775)	(2,386,775)
Balance as of December 31, 2023		135,502,838	-	13,413,478	-	-	1,165,145	(13,159,685)	1,418,938

See accompanying notes to consolidated financial statements.

QUANTUM eMOTION CORP.

Consolidated Statements of Cash Flows

As at December 31, 2024 and 2023

(in Canadian dollars)

	Notes	2024	2023
		$	$
Operating Activities
Net loss		(2,968,738)	(2,386,775)
Adjustments to net loss for non-cash items
Share-based payments	8	399,843	145,533
Amortization	5	22,307	22,307
Accretion expense	7	6,352	-
Impairment of intangible assets	5	-	350,000
Change in fair value of investments	4,10	10,035	(3,914)
Net changes in non-cash working capital items
Taxes receivable		58,889	13,325
Accounts receivable		53,850	(53,850)
Prepaid expenses and other		18,511	(17,305)
Accounts payable and accrued liabilities		286,443	(150,943)
		(2,112,508)	(2,081,622)

Investing Activities
Additions to intangible assets	5	-	(350,000)
Acquisition of investments	4	(577,491)	(336,418)
Proceeds from sale of investments	4	1,245,979	489,615
		668,488	(196,803)

Financing Activities
Proceeds from issuance of units	8	891,893	-
Proceeds from issuance of warrants	8	608,107	-
Share issuance costs	8	(1,200)	-
Exercise of options	8	21,500	-
Exercise of warrants	8	967,500	-
		2,487,800	-

Increase (decrease) in cash		1,043,780	(2,278,425)
Cash, beginning of period		315,626	2,594,051

Cash, end of period		1,359,406	315,626

See accompanying notes to consolidated financial statements.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2024 and 2023

(in Canadian dollars)

1.	Nature of operations

Quantum eMotion Corp. (the “Company”) was incorporated under the Business Corporations Act of Ontario on July 19, 2007.

The head office, principal address and records office of the Company are located at 2300 Alfred Nobel, bureau 209, Montreal, Qc, H4S 2A4. The Company is a developer of a new generation of quantum-based cryptographic solutions pursuant to the development of intellectual property and subsequent commercialization of cybersecurity solutions.

2.	Basis of preparation

These Consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) on a going-concern basis, which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the next year.

Statement of compliance

These financial statements have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”).

The Board of Directors approved and authorized these financial statements on April 30, 2025.

Basis of measurement

These financial statements have been prepared on a historical cost basis, except for:

•	Investments which are measured at fair value; and
•	Stock-based compensation, which is measured at fair value at grant date pursuant to IFRS 2, Share-Based Payment.

Use of judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Key sources of estimation-uncertainty include impairment of intangible assets which require significant assumptions as discussed in note 5, accounting for share-based payments and valuation of warrants, which require determining the most appropriate inputs to the valuation model as discussed in note 8 (b) and (c).

While management believes that these estimates and judgments are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2024 and 2023

(in Canadian dollars)

3.	Summary of material accounting policies

Presentation of the consolidated financial statements

The consolidated financial statements include the accounts of the Company and its subsidiary as at December 31, 2024.

Name	Description	Participation

Quantum eHealth Inc.	Development and commercialization of healthcare applications	100%

Principal accounting policies

The Company’s principal accounting policies are outlined below and have been applied consistently to all periods presented.

(a) Foreign currency

The Company’s functional currency is the Canadian dollar. Transactions in foreign currencies are translated into the functional currency of the Company at exchange rates prevailing at the transaction dates (spot exchange rates). Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate as at December 31.

Non-monetary items that are measured at historical cost are translated using the exchange rate at the date of the transaction. Translation gains and losses are recognized in the statement of net loss.

(b) Share-based payments

The Company grants stock options to employees and non-employees to exercise common shares of the Company. The Board of Directors grants such options for periods of up to ten years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options were granted.

The fair value of the options granted to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period. The fair value of both employee and non-employee options is recognized as an expense with a corresponding increase in contributed surplus. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. When options are exercised, the related amount in contributed surplus is transferred to share capital.

The fair value of options granted to non-employees is recognized and measured at the date the goods and services are received based on the fair value of such goods and services. If it is determined that such goods and services received cannot be reliably measured, the share-based payment is measured at the fair value of the equity instruments using the Black-Scholes option pricing model.

(c) Intangible assets

Intangible assets acquired separately are measured on initial recognition at fair value. Following initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and accumulated impairment losses, if any. The Company amortizes its intangible assets on a straight-line basis over the life of the patent which is 20 years.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2024 and 2023

(in Canadian dollars)

At each reporting date, the Company assesses whether there is an indication that the intangible assets are impaired. Intangible assets with indefinite useful lives or those not yet available for use are reviewed for impairment at least annually or more frequently if circumstances such as significant declines in expected sales, earnings or cash flows indicate that it is more likely than not that the asset might be impaired.

An impairment is recognized when the carrying amount of an asset, or its cash generating unit (“CGU”), exceeds its recoverable amount. The recoverable amount is the greater of the asset’s/CGU’s fair value less costs of disposal and value in use. The carrying amount of the intangible assets are reduced by this amount. Impairment losses are reversed in subsequent periods only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized. Intangible assets are derecognized at disposal or when no future economic benefits are expected from their use or disposal.

(d) Research and development expenditures

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development costs are capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Expenditures that are capitalized may include the cost of materials and services, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in the statement of loss as incurred.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss when incurred.

(e) Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share using the treasury stock method whereby the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. The diluted loss per share is equal to the basic loss per share where the effect of stock options and warrants is antidilutive as it would decrease loss per share.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2024 and 2023

(in Canadian dollars)

(f) Financial instruments

i)	Classification

The following table shows the classification and measurement bases of the Company’s financial instruments under IFRS 9:

Financial Assets/Liabilities	Classification and Measurement
Cash	Financial assets at amortized cost
Accounts receivable	Financial assets at amortized cost
Investments	Fair value through profit and loss (“FVTPL”)
Accounts payable and accrued liabilities	Financial liabilities at amortized cost
Loan payable	Financial liabilities at amortized cost

The Company determines the classification of financial assets at initial recognition. The classification of its instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them at fair value through other comprehensive income (“FVTOCI”). Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

ii)	Measurement

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss and comprehensive loss in the period in which they arise. Fair value of the investments is determined based on prices on the stock exchange on the relevant valuation date. Where the Company has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive loss.

iii)	Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve months’ expected credit losses. The Company recognizes in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss-allowance at the reporting date to the amount that is required to be recognized.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2024 and 2023

(in Canadian dollars)

iv)	Fair value hierarchy

IFRS 7 Financial Instruments: Disclosures require classification of fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs for assets or liabilities that are not based on observable market data.

(g) Equity

Proceeds from unit placements are allocated between share capital and warrants issued. The fair value of the warrants is determined using the Black-Scholes pricing model.

(h) Changes in accounting policies

There are no changes in accounting policies.

(i)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Company

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements, and consequential amendments to several other standards. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, with prescribed subtotals for each new category. It also requires disclosure of management-defined performance measures which will now form part of the audited financial statements.

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. The Company is currently working to identify any impact the amendments will have on the consolidated financial statements and notes to the consolidated financial statements.

4.	Investments

	2024	2023
	$	$
Balance, beginning of period	765,858	915,141
Additions	577,491	336,418
Dispositions	(1,245,979)	(489,615)
Change in fair value	(10,035)	3,914
Balance, end of period	87,335	765,858

As at December 31, 2024, the Company holds 100% in Canadian equity listed companies and fixed-income Canadian assets.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2024 and 2023

(in Canadian dollars)

As at December 31, 2023, the Company held 65% in Canadian equity listed companies and fixed-income Canadian assets, and 35% in foreign equity listed companies.

5.	Intangible assets

	Licenses (1)	Rights on royalties (2)	Total
	$	$	$
Cost
December 31, 2023	446,112	350,000	796,112
Additions	-	-	-
December 31, 2024	446,112	350,000	796,112

Accumulated amortization and impairment
December 31, 2023	94,416	350,000	444,416
Amortization	22,307	-	22,307
December 31, 2024	116,723	350,000	466,723

Net book value
December 31, 2023	351,696	-	351,696
December 31, 2024	329,389	-	329,389

(1)	On August 3, 2016, the Company entered into an intellectual assignment agreement (“IP agreement”) with Société de commercialisation des produits de la recherche appliquée SOCPRA Sciences et Génie S.E.C. (“SOCPRA”) and its investors. Until the expiry of the last patent rights, which is expected in May 2035, the Company will pay SOCPRA a royalty of 5% calculated on the net sales price of products sold by the Company. The Company may have an option to buy back the royalties in the future at terms and conditions to be agreed upon by both parties.

(2)	On February 4, 2023, the Company entered into a commercial and technical agreement with a third party. As part of the agreement, the third party will award a contract to the Company for the development of Sentry-Q technology. Moreover, the Company will receive royalties on all sales completed by the third party in which the Company’s technology will be used.

Rights on royalties are not amortized as they have an indefinite life and are subject to an annual impairment test.

On December 31, 2023, the Company performed its annual impairment test for its rights on royalties intangible asset through the assessment of the recoverable amount of the asset.

The recoverable amount of the asset was determined based on the higher of its value-in-use and fair value less costs of disposal. The value-in-use, which was determined to be of an approximately equal amount with the fair value less costs of disposal, was determined using discounted cash flow model, taking into consideration management’s best estimates of future royalty revenues and discount rates.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2024 and 2023

(in Canadian dollars)

The Company determined that the recoverable amount of the rights on royalties’ intangible asset using a discount rate of 50% was approximately nil and therefore recognized an impairment charge of $350,000. The recoverable amount reflects the Company’s inability to demonstrate, in the foreseeable future, that the asset will generate future royalty revenues, primarily due to the third party’s delays in securing contracts. The uncertainties surrounding the deployment and initial sales of its product, in the context of a market which is not readily responsive and of financial difficulties, increase the risks of the third-party generating future sales.

6.	Income taxes

The income tax expense differs from the amounts computed by applying the combined federal and provincial statutory income tax rate to the loss before income taxes due to the following:

	2024	2023
	$	$
Loss before income taxes	(2,968,738)	(2,386,775)
Statutory tax rate	26.5%	26.5%

Expected income tax recovery	(786,716)	(632,496)
Share-based payments	105,958	38,566
Items not deductible (taxable) for income tax purposes	10,891	94,736
Non-taxable change in fair value of investments	(2,474)	(5,288)
Unrecognized benefit of deferred tax assets	672,341	504,482
Income tax recovery	-	-

The Company’s deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2024		2023
	Federal	Quebec	Federal	Quebec
	$	$	$	$

Intangible assets	1,035,303	1,035,303	655,270	655,270
Share issue costs	15,222	15,222	28,684	28,864
Non-capital losses carried forward	12,944,882	13,014,588	9,838,135	9,982,345
Cumulative Canadian development expense	366,991	256,894	524,273	366,991
	14,362,398	14,322,007	11,046,362	11,033,470

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2024 and 2023

(in Canadian dollars)

The Company’s unrecognized non-capital tax losses have the following expiry dates:

	Federal	Quebec
	$	$
2029	426,995	426,995
2030	104,746	104,746
2031	478,770	478,770
2032	239,462	239,462
2033	116,890	116,890
2034	81,539	81,539
2035	83,953	83,953
2036	172,967	172,967
2037	950,030	950,026
2038	677,480	677,480
2039	638,211	638,211
2040	669,043	665,594
2041	1,282,492	1,609,748
2042	1,903,915	1,791,728
2043	2,440,570	2,370,071
2044	2,677,819	2,606,408
	12,944,882	13,014,588

7.	Loan payable

On February 12, 2021, and April 29, 2020, the Company received respectively a $20,000 and $40,000 loan from the Canada Emergency Business Account (“CEBA Loan”). The CEBA Loan beared 0% interest until January 18, 2024. As the balance was not paid by January 18, 2024, the remaining balance was converted to a 3-year term loan at 5% annual interest paid monthly, effective January 19, 2024. The full balance must be repaid by no later than December 31, 2026.

As at December 31, 2023, since the Company had no intention to repay the loan payable by January 18, 2024, the loan payable was remeasured to consider the new terms and conditions. On the date of modification, the fair value of the loan payable was estimated at $40,000 based on a 12.7% market discount rate. The difference between the carrying value of the existing loan and the new loan of $20,000 with the carrying value at that date was recorded in the statements of loss under Net financial (income) expense (note 10).

For the year ended December 31, 2024, accretion expense included in financing expense on the statement of loss and comprehensive loss was $6,352.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2024 and 2023

(in Canadian dollars)

8.	Share capital

(a)	Authorized

The Company is authorized to issue an unlimited number of:

•	voting Class A preferred shares
•	voting Class B preferred shares
•	voting Class C preferred shares
•	voting Class D preferred shares
•	special shares (non-voting)
•	common shares (voting)

without nominal or par value.

Class A preferred shares are ranked senior to Class B preferred shares, Class B preferred shares are ranked senior to Class C preferred shares, Class C preferred shares are ranked senior to Class D preferred shares, Class D preferred shares are ranked senior to special shares, and special shares are ranked senior to common shares in priority of receiving dividends declared by the Company.

Holders of special shares and common shares shall be entitled to receive pro-rata for the remaining property of the Company after distribution to the holders of Class A, Class B, Class C and Class D preferred shares, on a pro-rata basis.

Dividends for Class A, Class B, Class C and Class D preferred shares are preferential and non-cumulative and are declared in accordance with their respective priority. Dividend rate per share for Class B, Class C and Class D preferred shares is 7% per annum. Dividends are declared at the discretion of the Company’s Board of Directors.

No Class A, Class B, Class C or Class D preferred shares and special shares were issued by the Company as at December 31, 2024 (2023 – nil).

As at December 31, 2024, no dividends were declared or unpaid (2023 – nil).

(b)	Issued and outstanding

On March 20, 2024, the Company completed a non-brokered private placement, issuing a total of 15,000,000 units at a price of $0.05 per unit for gross proceeds of $750,000. Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.15 for a period of 12 months following the closing of the private placement. The securities issued in the private placement are subject to a four-month and one day hold period expiring on July 22, 2024.

Unit issuance costs of $1,100 were recorded and paid in the first quarter of 2024.

On November 15, 2024, the Company completed a non-brokered private placement, issuing a total of 7,500,000 units at a price of $0.10 per unit for gross proceeds of $750,000. Each unit is comprised of one common share and one warrant. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.20 for a period of 24 months following the closing of the private placement. The securities issued in the private placement are subject to a four-month and one day hold period expiring on March 16, 2025.

Unit issuance costs of $100 were recorded and paid in the fourth quarter of 2024.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2024 and 2023

(in Canadian dollars)

Common shares and warrants were valued based on their relative fair values. The fair value of the common shares was determined by the closing price on the date of the transaction. The fair value of the warrants was determined using the Black-Scholes pricing model and based on the following assumptions:

2024
Share price	$0.11
Expected volatility	125,79%
Risk-free interest rate	3.81%
Expected average life	1.33
Exercise price	$0.17

The underlying expected volatility was determined by reference to historical data of the Company. Black-Scholes pricing model requires the input of highly subjective assumptions including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

During the year ended December 31, 2024, 6,400,000 common shares were issued, and 50,000 units are to be issued by the Company as of December 31, 2024, for a total amount of $967,500 following the exercise of 6,450,000 warrants at an exercise price of $0.15.

(c)	Stock options

The Company has adopted an incentive stock option plan in accordance with the policies of the TSX Venture Exchange (the “Exchange”), which provides for the Board of Directors of the Company to grant to directors, officers, employees and consultants of the Company non-transferrable stock options to purchase common shares, provided the number of shares reserved for issuance under the stock option plan shall not exceed 2%, for consultants and investor relations and 10% for insiders of the issued and outstanding common shares, exercisable for a period of up to ten years from the date of grant up to a maximum of 15,000,000 shares. The Board of Directors determines the price per common share and the number of common shares that may be allotted to directors, officers, employees and consultants of the Company and all other terms and conditions of the stock option, subject to the rules of the Exchange.

The option exercise price is set by the Board of Directors at the time the option is allocated and cannot be less than the discounted market price. The options are exercisable over a maximum period of ten years. In the absence of a vesting schedule, the options shall vest immediately. Amongst the outstanding options, none are subject to an escrow agreement.

All share-based payments will be settled in equity. The Company has no legal or constructive obligation to repurchase or settle the options.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2024 and 2023

(in Canadian dollars)

The Company’s share options are as follows for the reporting periods presented:

	2024		2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Balance outstanding, beginning of period	9,139,737	0.13	10,930,000	0.13
Granted	1,850,000	0.20	1,959,737	0.07
Exercised	(250,000)	0.09	-	-
Expired	(250,000)	0.12	(3,450,000)	0.11
Forfeited	(37,500)	0.10	(300,000)	0.08
Balance outstanding, end of period	10,452,237	0.14	9,139,737	0.13
Balance exercisable, end of period	8,791,612	0.14	6,271,612	0.14

The weighted average share price at date of exercise for options exercised during the year ended December 31, 2024 is 0.46 (2023 – nil).

Share-based compensation recognized under this plan amounted to $399,843 for the year ended December 31, 2024 (2023 - $145,533) related to officers, employees and consultants mainly related to general and administrative expenses.

The weighted average remaining contractual life for options outstanding as at December 31, 2024, is 4.64 (2023 – 2.22) years.

The weighted average fair value of the granted options was determined using the Black-Scholes option pricing model and based on the following weighted average assumptions:

	2024	2023

Average share price at date of grant	$0.20	$0.07
Expected dividends	-	-
Expected volatility	145.38%	140.26%
Risk-free interest rate	3.25%	3.50%
Expected average life	7.39	6.37
Average exercise price at date of grant	$0.20	$0.08
Average fair value at measurement date	$0.18	$0.06

The underlying expected volatility was determined by reference to historical data of the Company. No special features inherent to the options granted were incorporated into measurement of fair value.

Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of 0% (2023 - 0%) in determining the share-based expense recorded in the statements of loss. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2024 and 2023

(in Canadian dollars)

Outstanding and exercisable options are as follows:

	Exercises	2024
Expiry date	price	Outstanding	Exercisable
	$
January 25, 2025	0.15	300,000	300,000
March 31, 2025	0.10	150,000	150,000
March 31, 2025	0.12	50,000	50,000
March 31, 2025	0.18	650,000	609,375
September 30, 2025	0.15	150,000	150,000
March 31, 2026	0.08	300,000	-
June 30, 2026	0.10	300,000	250,000
January 27, 2028	0.14	500,000	500,000
March 12, 2028	0.22	400,000	275,000
July 21, 2028	0.07	350,000	350,000
August 23, 2028	0.27	500,000	375,000
October 25, 2028	0.24	80,000	60,000
February 14, 2029	0.23	500,000	250,000
June 20, 2029	0.15	100,000	100,000
December 17, 2030	0.05	300,000	300,000
December 23, 2030	0.07	750,000	750,000
February 2, 2031	0.14	2,500,000	2,500,000
June 20, 2031	0.11	500,000	-
March 16, 2033	0.10	12,500	12,500
July 21, 2033	0.07	1,109,737	859,737
December 13, 2034	0.27	950,000	950,000
		10,452,237	8,791,612

(d)	Share purchase warrants

The Company’s warrants movement for year ended December 31, 2024 are as follows:

	Number of warrants	Weighted average exercise price
		$
Balance outstanding, beginning of period	-	-
Granted	22,500,000	0.17
Exercised	(6,450,000)	0.15
Balance outstanding, end of period	16,050,000	0.17

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2024 and 2023

(in Canadian dollars)

9.	Related party transactions

The Company’s related parties include companies owned by key management. The Company paid Management fees to key management through their management companies as follows:

•	Management fees of $72,000 to LVR Capital, a company owned by the Chief Financial Officer. As at December 31, 2024, $6,000 (2023 – $5,000) was due to that company.
•	Management fees of $431,231 to Aurakle Research, a company owned by the Chief Executive Officer. As at December 31, 2024, $161,306 (2023 – $25,000) was due to that company.
•	Management fees of $30,000 and other fees of $154,936 to Baystream Corporation, a company owned by a Director. As at December 31, 2024, $17,680 (2023 – $5,374) was due to that company.
•	Management fees of $30,000 to Red River Solutions a company owned by a Director. As at December 31, 2024, $7,875 (2023 – $Nil) was due to that company.
•	Management fees of $22,500 to SLT Solutions, a company owned by a Director. As at December 31, 2024, $7,500 (2023 – $7,500) was due to that company.
•	Management fees of $14,167 to a Director. As at December 31, 2024, $Nil (2023 – $7,500) was due to that company.
•	Management fees of $24,671 to CyberDef LLC, a company owned by a Director. As at December 31, 2024, $10,790 (2023 – $Nil) was due to that company.
•	Research and development costs of $434,609 to Fileglobal, a company owned by a Director. As at December 31, 2024, $25,775 (2023 – $27,844) was due to that company.

Transactions with key management

The key management of the Company are the members of senior management and the Board. The remuneration and other expenses for the period of key management (including the amounts above) is as follows:

	2024	2023
	$	$
Research and development	434,609	347,036
Share-based payments	367,855	72,311
General and administrative:
Management fees	624,569	478,719
Other fees	154,936	39,305
	1,581,969	937,371

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2024 and 2023

(in Canadian dollars)

10.	Net financial (income) expense

	2024	2023
	$	$
Financial income	(19,746)	(70,429)
Change in fair value of investments (note 4)	10,035	(3,914)
Financial expense	15,351	12,044
Foreign currency loss	3,871	2,561
	9,511	(59,738)

11.	Financial instruments and risk management

(a)	Management of capital

The capital structure of the Company consists of equity attributable to shareholders, comprising issued share capital, contributed surplus and deficit. The Company’s objectives when managing capital are to: (i) preserve capital; (ii) obtain the best available net return; and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. There were no changes to the Company’s approach to capital management during the year ended December 31, 2024.

The Company is not subject to externally imposed capital requirements.

(b)	Fair value of financial instruments

The classification of financial instruments as well as their carrying amounts are presented in the table below:

	December 31, 2024
	Amortized cost $	FVTPL $	Total $
Financial assets
Cash	1,359,406	—	1,359,406
Investments	—	87,335	87,335
Current financial assets[1]	1,359,406	87,335	1,446,741
Financial liabilities
Accounts payable and accrued liabilities	473,254	—	473,254
Loan payable	46,352	—	46,352
Total	519,606	—	519,606
Current	473,254	—	473,254
Non-current	46,352	—	46,352

[1]	Excludes taxes receivable, as these amounts do not represent a contractual right to receive cash or another financial asset.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2024 and 2023

(in Canadian dollars)

Financial assets and liabilities measured at fair value through profit or loss are presented in accordance with the fair value hierarchy. This hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair value of the financial assets and liabilities as defined in Note 3.

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The fair value of the investments is measured under Level 1.

There have been no transfers between levels in the reporting periods.

The techniques and evaluation methods used to measure fair value were not changed compared to previous years.

(c)	Credit risk

Credit risk is the risk of a loss if a counter-party to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is limited to its cash balance and accounts receivable. Cash is maintained with high-credit quality Canadian financial institutions. Management considers the risk of non-performance related to cash to be minimal.

As at December 31, 2024, there are no accounts receivable (2023 – balance receivable from one client represents 100% of accounts receivable).

An impairment analysis is performed at each reporting date on an individual basis for major items. Generally, the Company does not require collateral or other security from customers for trade accounts receivable; credit is extended following an evaluation of creditworthiness.

(d)	Liquidity risk

The Company attempts to manage liquidity risk by maintaining sufficient cash balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. As at December 31, 2024, the Company had a cash balance of $1,359,406 (2023 - $315,626) and investments of $87,335 (2023 - $765,858) to settle current liabilities of $473,254 (2023 - $186,811).

(d)	Price risk

The Company is exposed to the risk of changes in share prices due to its investments in other companies. Investments are affected by various underlying factors. Based on the investments held by the Company as at December 31, 2024, a 5% increase (decrease) in the share price of these investments would have increased (decreased) net loss by $4,367 for the year ended December 31, 2024 (2023 - $35,801).

(e)	Currency risk

Exposure to currency exchange rates arises from cash and investments in foreign currencies. The Company does not have cash or investments held directly in foreign currencies as at December 31, 2024 and 2023. The Company is therefore not exposed directly to currency risk.

QUANTUM eMOTION CORP.

Notes to the consolidated financial statements

Years ended December 31, 2024 and 2023

(in Canadian dollars)

12.	Segmented reporting

The Company operates in one segment, technology development. As at December 31, 2024, and 2023, all of the Company’s long-term assets are located in Canada.

13.	Subsequent events

Brokered listed issuer financing exemption (LIFE) financing

On February 24, 2025, the Company completed a brokered LIFE financing, issuing a total of 13,333,333 units at a price of $0.75 per unit for gross proceeds of $10,000,000. Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $1.10 for a period of 3 years following the closing of the date of issuance.

14.	Comparative figures

In the statement of loss and comprehensive loss and in the statement of cash flows, some comparative figures for the year ended December 31, 2023, have been reclassed to conform to the presentation adopted for the year ended December 31, 2024.